UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________to__________________.

Commission File Number: 0-20842

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

PLATO Learning, Inc. Savings and Retirement Plan

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PLATO Learning, Inc.
10801 Nesbitt Avenue South
Bloomington, MN 55437

PLATO Learning, Inc.
Savings and Retirement Plan

Financial Statements and Supplemental Schedule
December 31, 2008 and 2007

PLATO Learning, Inc.
Savings and Retirement Plan

Note:
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Index

Report of Independent Registered Public Accounting Firm

Participants and Plan Administrator
PLATO Learning, Inc. Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of PLATO Learning, Inc. Savings and Retirement Plan (“the Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of PLATO Learning, Inc. Saving and Retirement Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Grant Thornton
Minneapolis, Minnesota
June 29, 2009

Index

PLATO Learning, Inc.
Savings and Retirement Plan

Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007

Assets
Investments at fair value	$15,573,283	$22,820,735
Employer contribution receivable	58,993	-
Net assets available for benefits at fair value	15,632,276	22,820,735

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	184,980	10,826

Net assets available for benefits	$15,817,256	$22,831,561

The accompanying notes are an integral part of these financial statements.

Index

PLATO Learning, Inc.
Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Contributions
Participant elective deferrals	$2,324,934
Participant rollovers	317,438
Employer matching	819,395
Total contributions	3,461,767

Investment income (loss)
Interest and dividend income	620,914
Net depreciation in fair value of investments	(7,475,852)
Net investment loss	(6,854,938)

Benefits paid to participants	(3,589,882)

Administrative expenses	(31,252)

Net decrease in net assets during the year	(7,014,305)

Net assets available for benefits
Beginning of year	22,831,561
End of year	$15,817,256

The accompanying notes are an integral part of this financial statement.

Index

PLATO Learning, Inc.
Savings and Retirement Plan

Notes to Financial Statements
December 31, 2008 and 2007

1.	Description of Plan

The following description of the PLATO Learning, Inc. (the “Company”) Savings and Retirement Plan (the “Plan”) is provided for general informational purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established October 1, 1989 and is a defined contribution plan covering all eligible employees of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility Requirements

All employees of the Company are eligible to participate in the Plan upon the completion of three months of employment provided they are least 21 years of age.

Contributions

Participant contributions are recorded in the period the employer makes the payroll deductions.  Participants may contribute up to 60% of their pre-tax compensation, up to a maximum dollar amount, as defined, subject to certain other Internal Revenue Service (“IRS”) limitations. The plan contains an automatic enrollment feature whereby employees are automatically enrolled at 3% of their pre-tax compensation.  Annually, this amount is increased by 1% up to a maximum of 6% of their pre-tax compensation.

Company matching contributions are discretionary and accrued based on participant contributions.  The matching contribution in 2008 was 50% for every dollar of each participant contribution up to a maximum of the greater of 3% of participant eligible compensation, or $6,900. The Company may also make additional contributions to the Plan at its discretion.  Any such amount must be designated by Company resolution.

Eligible participants who have attained age 50 before the close of the calendar year may also make catch-up contributions up to the dollar amount of the catch-up permitted for the year.

Index

Participant Accounts

Individual participant accounts are maintained by the Plan’s recordkeeper and plan administrator, Fidelity Investments Institutional Operations Company, Inc (“Fidelity”).  Each participant’s account is credited with the participant’s contribution, applicable share of Plan investment earnings or loss, net of administrative expenses, and an allocation of employer matching contributions.  Plan earnings are allocated based on account balances by fund.

Vesting and Forfeitures

Participants are immediately vested in their contributions and actual earnings thereon. Participants vest in their Company contribution account based on the following schedule:

Vested
Years of Service	Percentage

Less than 1 year	0
1 year but less than 2	33-1/3
2 years but less than 3	66-2/3
3 years or more	100

A participant will also become fully vested upon permanent disability or attainment of normal retirement as defined in the Plan.

Forfeitures of non-vested company contributions are invested in a common collective trust fund and can be used to pay administrative fees of the plan and/or reduce future contributions made by the Company.  During the year ended December 31, 2008,  approximately $32,000 of forfeitures were used to pay administrative fees of the plan. There was approximately $50,000 and $49,000 in forfeited non-vested accounts at December 31, 2008 and 2007, respectively.

Benefit Paid to Participants

On termination of service due to death, disability or retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, installments over a specified time, or rollover the entire vested portion to a qualified plan or Individual Retirement Account (IRA). If the participant fails to notify the plan administrator of distribution options within 90 days of termination of service and the vested account balance is less than $5,000, the vested balance is automatically rolled into a Fidelity IRA. A participant with less than $1,000 in vested benefits receives a lump sum distribution, net of tax.

Index

Loans

Participants may borrow from their fund accounts a minimum amount of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, reduced by the highest outstanding loan balance in the account during the prior twelve months.  The term of a loan repayment may not be greater than five years unless the loan qualifies as a residential mortgage loan.  The administrator may fix the term of repayment of a residential mortgage loan considering the maturity dates quoted by representative lending institutions in the local area for a similar loan, but in no event greater than for a period of 10 years or such longer period as approved on a nondiscriminatory basis by the administrator.  The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the administrator at the date of loan origination.  Principal and interest is paid ratably through biweekly payroll deductions.  Participant notes receivable have interest rates ranging from 5.0% to 9.5% and are due at various dates through November 2019.  Repayments are generally made through payroll deductions and are invested among the various investment funds in the same manner as participant contributions.

Investment Options

The Plan offers twenty-six investment options: twenty-three mutual funds, two common collective trust funds and one Company stock fund. Plan participants direct the investment of their accounts among these twenty-six options. New investments in the Company stock fund are not permitted.  Investments in the Company stock fund are limited to those participants invested in that fund as of March 30, 2005. Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.  The Trustee is not permitted to vote any allocated shares for which a participant has not given instructions.    Company contributions are invested in the fund options in the same manner as participant contributions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts, and assets of the Plan will be distributed in accordance with the Plan document.

During 2008, the Company had a reduction in workforce of approximately 29% (140 employees).  Most of these employees had participated in the Plan.

Index

2.	Summary of Significant Accounting Policies

The following significant accounting policies were used to prepare the financial statements in accordance with accounting principles generally accepted in the United States of America.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Plan invests in investment contracts through a collective trust.  Contract value for this collective trust is based on the net asset value of the fund as reported by the investment advisor.  The statements of net assets available for benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract-value basis.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Administrative Expenses

Administrative expenses, primarily transaction fees and professional services, are paid by the Plan.  All other administration costs have been paid by the Company at its discretion.

Benefits Paid to Participants

Benefit payments are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s administrator to make use of estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements and the changes in assets available from plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

Index

3.	Fair Value Measurements

The Plan adopted Financial Accounting Standards Board Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, on January 1, 2008 to value financial assets and liabilities.  As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In order to increase consistency and comparability in fair value measurements and related disclosures, SFAS No. 157 established a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels, which are described below:

Level 1:  Quotes prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date for assets and liabilities.  The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:  Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.  These include quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly and inputs that are derived principally from or corroborated by observable market date by correlation or other means.

Level 3:  Unobservable inputs developed using the Company’s estimates and assumptions, which reflect those that the market participants would use.  Such inputs are used when little or no market data is available.  The fair value hierarchy gives the lowest priority to Level 3 inputs.

Determining where an asset or liability falls within the hierarchy depends on the lowest level input that is significant to the fair value measurement as a whole,  In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in the assessment of fair value.

Assets measured at fair value for the Plan are as follows:

Common stock/mutual funds – Valued at the closing price reported on the active market on which the security is traded.

Collective trust – Valued based on the fair value of the collective trust’s underlying investments using information reported by the investment advisor.

Index

Participant loans – Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Plan assets carried at fair value at December 31, 2008 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total

Common stock	$27,247	$-	$-	$27,247
Mutual funds	11,949,348	-	-	11,949,348
Collective trust	-	3,342,903	-	3,342,903
Participant loans	-	-	253,785	253,785

Total assets at fair value	$11,976,595	$3,342,903	$253,785	$15,573,283

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant loans
Balance, beginning of year	$281,414
Realized gains (losses)	-
Unrealized gains (losses) relating to instruments still held at reporting date	-
Purchases, sales, issuances and settlements (net)	27,629
Balance, end of year	$309,043

4.	Risks and Uncertainties

The Plan provides for various investment options in various combinations of investment securities.  Investment securities are exposed to various risk factors including, but not limited to, interest rates, market conditions and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits in future periods.

Index

5.	Investments

The following presents details of investments that represent 5% or more of the Plan’s assets as of December 31, 2008 and 2007:

	2008	2007
Mutual funds at fair value
American Funds Growth Fund of America, 129,615 and	$2,649,336	$4,786,304
140,774 in 2008 and 2007, respectively
American Funds EuroPacific Growth Fund A, 49,359 and
47,903 shares in 2008 and 2007, respectively	1,379,591	2,436,802
American Beacon Funds, 123,509 and 138,187 shares	1,422,820	2,379,588
in 2008 and 2007, respectively
Franklin Mutual Beacon Funds, 244,638 and 271,283 shares	2,199,295	4,240,149
in 2008 and 2007, respectively
Fidelity Government Income, 127,084 and 116,103 shares	1,391,567	1,202,830
in 2008 and 2007, respectively
Fidelity Small Cap Independence Fund, 77,348 and 86,702 shares	814,480	1,726,241
in 2008 and 2007, respectively
Other mutual funds individually less than 5%	2,092,259	2,576,236
Collective trust fund at contract value
Wells Fargo Stable Value Fund, 59,857 and 72,085
shares in 2008 and 2007, respectively	2,502,618	2,903,595
Fidelity Managed income Portfolio, 972,790 and 194,612	1,025,265	196,727
shares in 2008 and 2007, respectively
Company Common stock individually less than 5%	27,247	101,675
Participant loans individually less than 5%	253,785	281,414
	$15,758,263	$22,831,561

During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) (depreciated) in value by ($7,475,852) as follows:

Mutual funds	$(7,411,744)
Common stock	(64,108)
$(7,475,852)

6.	Tax Status

The Plan is a prototype plan.  The Internal Revenue Services has determined and informed the Trustee by letter dated October 9, 2003, that the prototype plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended since the date of this letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

7.	Plan Amendment

During 2008, the plan was amended to include an additional investment option and provide a Roth component.

8.	Related Party

Transaction in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA.  During 2008 and 2007 , the Plan made no purchases of the Company’s common stock  and had sales of approximately $6,000 and $18,000, respectively.  Certain Plan investments, shares of mutual funds and the collective trust fund, are managed by Fidelity.  Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as related party transactions. In addition, certain administrative fees are paid by the Company.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$15,817,256	$22,831,561
Adjustment from contract value to fair value for fully benefit-
responsive investment contracts	(184,980)	(10,826)
Net assets available for benefits per the Form 5500	$15,632,276	$22,820,735

The following is a reconciliation of total additions to net assets per the financial statements to net income (loss) per the Form 5500:

Net decrease in net assets per the financial statements	$(7,014,305)
Adjustment from contract value to fair value for fully benefit
responsive investment contracts	(174,155)
Net income (loss) per the Form 5500	$(7,188,460)

Index

SUPPLEMENTAL SCHEDULE

PLATO Learning, Inc. Savings and Retirement Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year) December 31, 2008
(a)	(b)	(c)	(d)	(e)
		Description of Investment,
	Identity of Issue,	Including Maturity Date,		Fair or
	Borrower, Lessor	Interest Rate, Collateral,		Contract
	or Similar Party	Par or Maturity Date	Cost **	Value

*	Fidelity Government Income Fund	Mutual fund		$1,391,567
*	Fidelity Small Cap Independence Fund	Mutual fund		814,480
	American Funds EuroPacific
	Growth A	Mutual fund		1,379,591
	American Beacon Fund	Mutual fund		1,422,820
	Spartan Total Market Index Fund	Mutual fund		178,161
	Spartan Extended Market Index Fund	Mutual fund		144,871
	American Growth Fund of America	Mutual fund		2,649,336
*	Fidelity High Income Fund	Mutual fund		718,094
	Oppenheimer International Small	Mutual fund		291,738
	Franklin Mutual Beacon	Mutual fund		2,199,295
*	Fidelity Freedom 2010 Fund	Mutual fund		175,631
*	Fidelity Freedom 2020 Fund	Mutual fund		39,149
*	Fidelity Freedom 2030 Fund	Mutual fund		103,019
*	Fidelity Freedom 2040 Fund	Mutual fund		76,960
*	Fidelity Freedom 2015 Fund	Mutual fund		15,846
*	Fidelity Freedom 2025 Fund	Mutual fund		31,751
*	Fidelity Freedom 2035 Fund	Mutual fund		108,688
*	Fidelity Freedom 2045 Fund	Mutual fund		54,548
*	Fidelity Freedom 2050 Fund	Mutual fund		25,974
*	Fidelity Freedom 2000 Fund	Mutual fund		79,739
*	Fidelity Freedom Income	Mutual fund		2,560
*	Fidelity Freedom 2005	Mutual fund		2,121
	Janus Adv Forty S	Mutual fund		43,409
	Wells Fargo Stable Value Fund	Collective trust fund		2,370,113
*	Fidelity Managed Income Portfolio	Collective trust fund		972,790
*	PLATO Learning, Inc.	Common stock, 25,610 shares		27,247
*	Participant loans	Interest rate ranging from 5.0%
		to 9.5%, due at various dates
		through November 2019		253,785
				$15,573,283

*	Denotes party in interest.

**	Cost information not required for participant-directed benefits

Index

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PLATO Learning, Inc. Savings and Retirement Plan

Date: June 29, 2009	/s/ Robert J. Rueckl
Robert J. Rueckl
Trustee